Exhibit 99.1

Navios Maritime Acquisition Corporation Provides a Secured Loan of $70 Million to Navios Holdings Inc.

MONACO, September 19, 2016 — Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE:NNA), announced today that it has agreed to provide a $70 million secured loan facility (the “Loan Facility”) maturing in November 2018 to Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM).

The Loan Facility bears interest of 8.75%, compounded semi-annually and is secured by (1) all of Navios Holdings’ interest in Navios Acquisition, composed of 65,301,220 shares of common stock and 1,000 preferred shares (convertible into 7,676,000 shares of common stock) and (2) 78.5% of Navios Holdings’ interest in Navios South American Logistics, Inc. (“Navios Logistics”) composed of 10,021 shares representing a majority of the shares outstanding of Navios Logistics. Interest will accrue and be payable upon the maturity of the loan.

A 1% fee was payable on the closing.

A Special Committee comprised of independent directors of Navios Acquisition negotiated and approved the terms of the Loan Facility with the assistance of the Special Committee’s outside financial and legal advisors. In approving the Loan Facility, the Special Committee determined that the Loan Facility was fair to Navios Acquisition and in the best interest of Navios Acquisition and its shareholders.

Duff & Phelps, LLC served as financial advisor, and Gibson Dunn & Crutcher, LLP and Ince & Co., served as legal counsel, to the Special Committee.

About Navios Acquisition

Navios Acquisition is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including with respect to the Company’s ability to stay in compliance with the NYSE’s continued listing standards. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com